Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of March 31, 2023 and revenue and expenses for the three months ended March 31, 2023 and 2022 and cash flows for the three months ended March 31, 2023 and 2022. The tables further present our assets, liabilities, revenue, expenses and cash flows that are intended to be attributed to the Liberty SiriusXM Group, Liberty Braves Group (“Braves Group”) and the Liberty Formula One Group (“Formula One Group”), respectively. The financial information should be read in conjunction with our condensed consolidated financial statements for the three months ended March 31, 2023 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, Braves Group and the Formula One Group, our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Braves and Liberty Formula One common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2023	2022

	amounts in millions
Cash and cash equivalents	$430	362
Investments in affiliates, accounted for using the equity method	$862	823
Intangible assets not subject to amortization	$25,051	25,501
Intangible assets subject to amortization, net	$1,060	1,101
Total assets	$30,203	30,479
Deferred revenue	$1,307	1,321
Long-term debt, including current portion	$12,900	13,143
Deferred tax liabilities	$2,046	2,054
Attributed net assets	$8,920	8,759
Noncontrolling interest	$3,090	3,138

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2023	2022

	amounts in millions
Revenue	$2,144	2,186
Cost of Sirius XM Holdings services (1)	$(1,024)	(989)
Other operating expenses (1)	$(79)	(67)
Selling, general and administrative expense (1)	$(385)	(404)
Operating income (loss)	$373	484
Interest expense	$(136)	(122)
Income tax (expense) benefit	$(69)	(101)
Net earnings (loss) attributable to noncontrolling interests	$37	56
Earnings (loss) attributable to Liberty stockholders	$183	288
(1)	Includes stock-based compensation expense as follows:

	Three months ended
	March 31,
	2023	2022

	amounts in millions
Cost of services	$9	10
Other operating expenses	11	8
Selling, general and administrative expense	28	31
	$48	49

Braves Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2023	2022

	amounts in millions
Cash and cash equivalents	$215	151
Property and equipment, net	$729	730
Investments in affiliates, accounted for using the equity method	$94	95
Intangible assets not subject to amortization	$300	300
Intangible assets subject to amortization, net	$28	24
Total assets	$1,518	1,477
Deferred revenue	$191	105
Long-term debt, including current portion	$538	542
Deferred tax liabilities	$46	54
Attributed net assets	$229	294

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2023	2022

	amounts in millions
Revenue	$31	23
Selling, general and administrative expense (1)	$(26)	(22)
Operating income (loss)	$(49)	(40)
Share of earnings (losses) of affiliates, net	$(1)	4
Unrealized gains (losses) on intergroup interest	$(13)	1
Income tax (expense) benefit	$13	3
Earnings (loss) attributable to Liberty stockholders	$(59)	(13)
(1)	Includes stock-based compensation expense of $3 million for each of the three months ended March 31, 2023 and 2022.

Formula One Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2023	2022

	amounts in millions
Cash and cash equivalents	$1,584	1,733
Investments in affiliates, accounted for using the equity method	$37	34
Intangible assets not subject to amortization	$3,956	3,956
Intangible assets subject to amortization, net	$3,083	3,163
Total assets	$10,978	11,016
Long-term debt, including current portion	$2,958	2,947
Attributed net assets	$6,813	6,910

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2023	2022

	amounts in millions
Revenue	$381	360
Cost of Formula 1 revenue	$(206)	(195)
Selling, general and administrative expense (1)	$(75)	(56)
Operating income (loss)	$16	19
Interest expense	$(51)	(29)
Share of earnings (losses) of affiliates, net	$(2)	—
Realized and unrealized gains (losses) on financial instruments, net	$(47)	(7)
Unrealized gains (losses) on intergroup interest	$(41)	(21)
Income tax (expense) benefit	$6	(2)
Earnings (loss) attributable to Liberty stockholders	$(109)	(35)
(1)	Includes stock-based compensation of $5 million and $3 million for the three months ended March 31, 2023 and 2022, respectively.

BALANCE SHEET INFORMATION

March 31, 2023

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Inter-Group	Consolidated
	Group	Group	Group	Eliminations	Liberty

	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$430	215	1,584	—	2,229
Trade and other receivables, net	587	23	91	—	701
Other current assets	366	62	278	—	706
Total current assets	1,383	300	1,953	—	3,636
Intergroup interests (note 1)	134	—	228	(362)	—
Investments in affiliates, accounted for using the equity method (note 1)	862	94	37	—	993

Property and equipment, at cost	2,926	1,021	616	—	4,563
Accumulated depreciation	(1,742)	(292)	(112)	—	(2,146)
	1,184	729	504	—	2,417

Intangible assets not subject to amortization
Goodwill	15,209	176	3,956	—	19,341
FCC licenses	8,600	—	—	—	8,600
Other	1,242	124	—	—	1,366
	25,051	300	3,956	—	29,307
Intangible assets subject to amortization, net	1,060	28	3,083	—	4,171
Other assets	529	67	1,217	(4)	1,809
Total assets	$30,203	1,518	10,978	(366)	42,333

Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 3)	$35	(2)	(33)	—	—
Accounts payable and accrued liabilities	1,229	66	318	—	1,613
Current portion of debt	608	75	23	—	706
Deferred revenue	1,307	191	655	—	2,153
Other current liabilities	80	5	35	—	120
Total current liabilities	3,259	335	998	—	4,592
Long-term debt (note 1)	12,292	463	2,935	—	15,690
Deferred income tax liabilities	2,046	46	—	(4)	2,088
Redeemable intergroup interests (note 1)	—	291	71	(362)	—
Other liabilities	596	147	136	—	879
Total liabilities	18,193	1,282	4,140	(366)	23,249
Equity / Attributed net assets	8,920	229	6,813	—	15,962
Noncontrolling interests in equity of subsidiaries	3,090	7	25	—	3,122
Total liabilities and equity	$30,203	1,518	10,978	(366)	42,333

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2023

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Revenue:
Sirius XM Holdings revenue	$2,144	—	—	2,144
Formula 1 revenue	—	—	381	381
Other revenue	—	31	—	31
Total revenue	2,144	31	381	2,556
Operating costs and expenses, including stock-based compensation (note 2):
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	700	—	—	700
Programming and content	150	—	—	150
Customer service and billing	122	—	—	122
Other	52	—	—	52
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	—	206	206
Subscriber acquisition costs	90	—	—	90
Other operating expenses	79	39	—	118
Selling, general and administrative	385	26	75	486
Impairment, restructuring and acquisition costs, net of recoveries	32	—	—	32
Depreciation and amortization	161	15	84	260
	1,771	80	365	2,216
Operating income (loss)	373	(49)	16	340
Other income (expense):
Interest expense	(136)	(9)	(51)	(196)
Share of earnings (losses) of affiliates, net	(7)	(1)	(2)	(10)
Realized and unrealized gains (losses) on financial instruments, net	2	(1)	(47)	(46)
Unrealized gains (losses) on intergroup interests (note 1)	54	(13)	(41)	—
Other, net	3	1	10	14
	(84)	(23)	(131)	(238)
Earnings (loss) before income taxes	289	(72)	(115)	102
Income tax (expense) benefit	(69)	13	6	(50)
Net earnings (loss)	220	(59)	(109)	52
Less net earnings (loss) attributable to the noncontrolling interests	37	—	—	37
Net earnings (loss) attributable to Liberty stockholders	$183	(59)	(109)	15

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2022

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Revenue:
Sirius XM Holdings revenue	$2,186	—	—	2,186
Formula 1 revenue	—	—	360	360
Other revenue	—	23	—	23
Total revenue	2,186	23	360	2,569
Operating costs and expenses, including stock-based compensation (note 2):
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	670	—	—	670
Programming and content	140	—	—	140
Customer service and billing	125	—	—	125
Other	54	—	—	54
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	—	—	195	195
Subscriber acquisition costs	90	—	—	90
Other operating expenses	67	23	—	90
Selling, general and administrative	404	22	56	482
Depreciation and amortization	152	18	90	260
	1,702	63	341	2,106
Operating income (loss)	484	(40)	19	463
Other income (expense):
Interest expense	(122)	(6)	(29)	(157)
Share of earnings (losses) of affiliates, net	(18)	4	—	(14)
Realized and unrealized gains (losses) on financial instruments, net	61	5	(7)	59
Unrealized gains (losses) on intergroup interests (note 1)	20	1	(21)	—
Other, net	20	20	5	45
	(39)	24	(52)	(67)
Earnings (loss) before income taxes	445	(16)	(33)	396
Income tax (expense) benefit	(101)	3	(2)	(100)
Net earnings (loss)	344	(13)	(35)	296
Less net earnings (loss) attributable to the noncontrolling interests	56	—	9	65
Less net earnings (loss) attributable to redeemable noncontrolling interest	—	—	(9)	(9)
Net earnings (loss) attributable to Liberty stockholders	$288	(13)	(35)	240

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2023

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$220	(59)	(109)	52
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	161	15	84	260
Stock-based compensation	48	3	5	56
Non-cash impairment and restructuring costs	8	—	—	8
Share of (earnings) loss of affiliates, net	7	1	2	10
Unrealized (gains) losses on intergroup interests, net	(54)	13	41	—
Realized and unrealized (gains) losses on financial instruments, net	(2)	1	47	46
Deferred income tax expense (benefit)	7	(8)	(5)	(6)
Intergroup tax allocation	31	(5)	(26)	—
Other charges (credits), net	4	1	(3)	2
Changes in operating assets and liabilities
Current and other assets	46	27	(8)	65
Payables and other liabilities	(157)	96	229	168
Net cash provided (used) by operating activities	319	85	257	661
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(39)	—	(130)	(169)
Cash proceeds from dispositions	—	—	34	34
Capital expended for property and equipment, including internal-use software and website development	(205)	(14)	(62)	(281)
Other investing activities, net	2	—	(1)	1
Net cash provided (used) by investing activities	(242)	(14)	(159)	(415)
Cash flows from financing activities:
Borrowings of debt	1,479	—	—	1,479
Repayments of debt	(1,633)	(4)	(53)	(1,690)
Intergroup (repayments) borrowings	202	—	(202)	—
Subsidiary shares repurchased by subsidiary	(62)	—	—	(62)
Cash dividends paid by subsidiary	(17)	—	—	(17)
Taxes paid in lieu of shares issued for stock-based compensation	(15)	(1)	(8)	(24)
Other financing activities, net	37	6	14	57
Net cash provided (used) by financing activities	(9)	1	(249)	(257)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	2	2
Net increase (decrease) in cash, cash equivalents and restricted cash	68	72	(149)	(9)
Cash, cash equivalents and restricted cash at beginning of period	370	173	1,733	2,276
Cash, cash equivalents and restricted cash at end of period	$438	245	1,584	2,267

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2022

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$344	(13)	(35)	296
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	152	18	90	260
Stock-based compensation	49	3	3	55
Share of (earnings) loss of affiliates, net	18	(4)	—	14
Unrealized (gains) losses on intergroup interests, net	(20)	(1)	21	—
Realized and unrealized (gains) losses on financial instruments, net	(61)	(5)	7	(59)
Deferred income tax expense (benefit)	39	(10)	26	55
Intergroup tax allocation	42	7	(49)	—
Other charges (credits), net	(11)	(20)	(2)	(33)
Changes in operating assets and liabilities
Current and other assets	21	23	(158)	(114)
Payables and other liabilities	(238)	83	232	77
Net cash provided (used) by operating activities	335	81	135	551
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(1)	(5)	(3)	(9)
Cash proceeds from dispositions	50	47	—	97
Capital expended for property and equipment, including internal-use software and website development	(97)	(4)	(10)	(111)
Other investing activities, net	(42)	—	76	34
Net cash provided (used) by investing activities	(90)	38	63	11
Cash flows from financing activities:
Borrowings of debt	1,740	15	—	1,755
Repayments of debt	(1,204)	(37)	(1)	(1,242)
Liberty stock repurchases	(202)	—	(37)	(239)
Subsidiary shares repurchased by subsidiary	(206)	—	—	(206)
Cash dividends paid by subsidiary	(201)	—	—	(201)
Taxes paid in lieu of shares issued for stock-based compensation	(61)	—	26	(35)
Other financing activities, net	1	(4)	7	4
Net cash provided (used) by financing activities	(133)	(26)	(5)	(164)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	(2)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	112	93	191	396
Cash, cash equivalents and restricted cash at beginning of period	606	244	2,074	2,924
Cash, cash equivalents and restricted cash at end of period	$718	337	2,265	3,320

Notes to Attributed Financial Information (Continued)

(unaudited)

(1)	A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Braves Group and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings Inc. (“Sirius XM Holdings”), Live Nation Entertainment, Inc. (“Live Nation”), Formula 1 or Braves Holdings, LLC (“Braves Holdings”), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As of March 31, 2023, the Liberty SiriusXM Group is primarily comprised of Liberty’s interests in Sirius XM Holdings and Live Nation, corporate cash, Liberty’s 1.375% Cash Convertible Notes due 2023 and related financial instruments, Liberty’s 3.75% Senior Convertible Notes due 2028, Liberty’s 2.125% Exchangeable Senior Debentures due 2048, Liberty’s 2.75% Exchangeable Senior Debentures due 2049, Liberty’s 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by wholly-owned special purpose subsidiaries of Liberty. The Liberty SiriusXM Group holds intergroup interests in the Formula One Group and the Braves Group as of March 31, 2023. As of March 31, 2023, the Liberty SiriusXM Group has cash and cash equivalents of approximately $430 million, which includes $53 million of subsidiary cash.

As of March 31, 2023, the Braves Group is primarily comprised of our consolidated subsidiary, Braves Holdings, which indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC”) and certain assets and liabilities associated with ANLBC’s stadium and mixed-use development and cash. As of March 31, 2023, the Braves Group has cash and cash equivalents of approximately $215 million, which includes $149 million of subsidiary cash.

As of March 31, 2023, the Formula One Group is primarily comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including Liberty’s interest in Formula 1, cash, an intergroup interest in the Braves Group and Liberty’s 2.25% Convertible Senior Notes due 2027. As of March 31, 2023, the Formula One Group has cash and cash equivalents of approximately $1,584 million, which includes $1,043 million of cash held by Formula 1.

During March 2023, the Formula One Group paid approximately $202 million to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty’s 1.375% Cash Convertible Notes due 2023, as described in note 7 to the accompanying condensed consolidated financial statements. The number of notional shares representing the intergroup interest in the Braves Group held by the Formula One Group is 6,792,903, representing an 11.0% intergroup interest at March 31, 2023. The number of notional shares representing the intergroup interest in the Braves Group held by the Liberty SiriusXM Group is 1,811,066, representing a 2.9% intergroup interest at March 31, 2023. The number of notional shares representing the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group is 1,051,238, representing a 0.4% intergroup interest at March 31, 2023. The intergroup interests represent quasi-equity interests which are not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group have attributed interests in the Braves Group, which are generally stated in terms of a number of shares of Liberty Braves common stock, and the Liberty SiriusXM Group also has an attributed interest in the Formula One Group, which is generally stated in terms of a number of shares of Liberty Formula One common stock. Each reporting period, the notional shares representing the intergroup interests are marked to fair value. The changes in fair value are recorded in the Unrealized gain (loss) on intergroup interests line item in the unaudited attributed condensed consolidated statements of operations.

Notes to Attributed Financial Information (Continued)

(unaudited)

The Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group are reflected in the Investment in intergroup interests line item, and the Braves Group liabilities for the intergroup interests are reflected in the Redeemable intergroup interests line item in the unaudited attributed condensed consolidated balance sheets. Similarly, the Formula One Group intergroup interest attributable to the Liberty SiriusXM Group is reflected in the Investment in intergroup interests line item, and the Formula One Group liability for the intergroup interest is reflected in the Redeemable intergroup interests line item in the unaudited attributed condensed consolidated balance sheets. Both accounts are presented as noncurrent, as there are currently no plans for the settlement of the intergroup interests. Appropriate eliminating entries are recorded in the Company’s condensed consolidated financial statements.

As the notional shares underlying the intergroup interests are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock and Series A, B or C Liberty Formula One common stock, respectively. However, Liberty has assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock since Series A Liberty Braves common stock underlie the 1.375% convertible bonds. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the quarterly mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the unaudited attributed condensed consolidated statements of operations. Liberty has assumed that the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Formula One Group would be comprised of Series A Liberty Formula One common stock since Series A Formula One common stock underlie the 1.375% convertible bonds.  Therefore, the market price of Series A Liberty Formula One common stock is used for the quarterly mark-to-market adjustment through the unaudited attributed condensed consolidated statements of operations.

The intergroup interests will remain outstanding until the settlement of the outstanding interests, at the discretion of the Company’s Board of Directors, through transfer of securities, cash and/or other assets from the Braves Group or Formula One Group, respectively, to the respective tracking stock group.

During November 2022, the Board of Directors authorized management of the Company to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the “Split-Off”). Atlanta Braves Holdings, Inc. will be comprised of the businesses, assets and liabilities attributed to the Braves Group. The intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group remaining immediately prior to the Split-Off, however, will be settled and extinguished in connection with the Split-Off.

Following the Split-Off, the Company intends to reclassify its then-outstanding shares of common stock into three new tracking stocks to be designated Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of the Company’s remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the “Reclassification”).

The Split-Off and the Reclassification will be subject to various conditions. Both transactions will be conditioned on, among other things, certain requisite approvals of the holders of the Company’s common stock and the receipt of opinions of tax counsel. In addition, the Split-Off will be conditioned on the requisite approval of Major League Baseball. In addition, the Reclassification is dependent and conditioned on the approval and completion of the Split-Off, and will not be implemented unless the Split-Off is completed; however, the Split-Off is not dependent upon the approval of the Reclassification and may be implemented even if the Reclassification is not approved. Each of the Split-Off and the Reclassification is intended to be tax-free to stockholders of the Company, except with respect to the receipt of cash in lieu of fractional shares. Subject to the satisfaction of the conditions, the Company expects to complete the Split-Off and the Reclassification in the second quarter of 2023.

Notes to Attributed Financial Information (Continued)

(unaudited)

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 6 and 7, respectively, of the accompanying condensed consolidated financial statements.

(2)	Cash compensation expense for our corporate employees is allocated among the Liberty SiriusXM Group, Braves Group and the Formula One Group based on the estimated percentage of time spent providing services for each group. On an annual basis, estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)	The intergroup balance at March 31, 2023 and December 31, 2022 is primarily a result of timing of tax benefits.
(4)	The Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM common stock, only Series A and Series B Liberty Braves common stock, or only Series A and Series B Liberty Formula One common stock.

At the option of the holder, each share of Series B common stock of each group will be converted into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another other group.